SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                                 AMENDMENT NO. 2


                                 NetManage, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    641144308
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                                 (CUSIP Number)

                           Michael R Littenberg, Esq.
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                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
                       (Name, Address and Telephone Number
                                    of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                 13D                    Page 2 of 6 Pages


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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Emancipation Capital Master, Ltd.
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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
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     (3)    SEC USE ONLY
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     (4)    SOURCE OF FUNDS*
                                                  00
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     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]
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     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
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NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          456,449
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          456,449
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     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          456,449
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     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
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     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          4.8% (See item 5)
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                    Page 3 of 6 Pages


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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         Charles Frumberg
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
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     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          456,449
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          456,449
--------------------------------------------------------------------------------

     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         456,449
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         4.8% (See Item 5)
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                    Page 4 of 6 Pages


The Schedule 13D filed on September 22, 2006 (the "Schedule 13D") by Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Capital"), and Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management LLC, ("Emancipation Management"), which acts as the investment manager of Emancipation Capital, (Emancipation Capital and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons"), relating to the shares ("Shares") of common stock, $0.01 par value, of NetManage, Inc. (the "Issuer"), as previously amended by Amendment No. 1 filed on November 21, 2007,is hereby amended as set forth by this Amendment No. 2. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Any capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.           Interest in Securities of the Company.

Item 5 of Schedule 13D is hereby amended and restated as follows:

      (a) As of December 14, 2007, the Reporting Persons beneficially owned, in the aggregate, approximately 4.8% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,581,012 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

           Each of Mr. Liemandt and Diane Liemandt-Reimann, a director of Trilogy and the mother of Mr. Liemandt, are limited partners in certain investment funds controlled by Mr. Frumberg and affiliated with Emancipation Capital. Mr. Liemandt and Ms. Liemandt-Reimann do not have the power to vote or direct the vote, or to dispose or direct the disposition of any securities held by such funds.

      (b) The Reporting Persons have the following voting and dispositive powers over the Shares reported herein:

           (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 456,449 Shares, or an aggregate of 4.8% of outstanding Shares.

           (ii) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 456,449 Shares, or an aggregate of 4.8% of outstanding Shares.

      (c) The following table sets forth all transactions with respect to the Shares effected since the most recent filing on Schedule 13D by any of the Reporting Persons. All such transactions were effected in the open market.

Name                    Date            No. of      Price Per        Transaction
                                        Shares      Share ($)        Type
---------------------   ----------      --------    ----------       -----------
Emancipation Capital    12/12/2007      164,374       6.8181         Sale

Emancipation Capital    12/12/2007       50,000       6.90           Sale

Emancipation Capital    12/13/2007       40,800       6.6231         Sale

Emancipation Capital    12/14/2007       36,220       6.60           Sale

CUSIP No. 641144308                 13D                    Page 5 of 6 Pages


      (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on December 14, 2007.

CUSIP No. 641144308                 13D                    Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007


EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
       -----------------------------
       Name:  Charles Frumberg
       Title: Director


CHARLES FRUMBERG

/s/ Charles Frumberg
-----------------------------